SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2009 or

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from            to                 .

Commission file number:  1-7221

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA 401(k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60196

Financial Statements, Signatures and Exhibits

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Motorola, Inc.

401(k) Plan Committee

Schaumburg, Illinois

We have audited the accompanying statements of net assets available for benefits of the Motorola 401(k) Plan (“the Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 22, 2010

MOTOROLA 401(k) PLAN

Financial Statements

and Schedule

December 31, 2009 and 2008

MOTOROLA 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(In thousands)

	2009	2008
Assets:
Investments at fair value:
U.S. Government and agencies securities	$54,110	$66,753
Short term and other investments	—	1,690
Corporate and other bonds and debentures	137,363	96,039
Motorola, Inc. common stock	249,766	147,748
Investments in collective trusts	4,423,675	3,798,590
Investments under securities lending agreements (Note 6)	41,221	89,259
Securities lending collateral pool (Note 6)	42,392	90,900
Other	26,649	446
Participant loans	54,675	58,758
Total investments	5,029,851	4,350,183
Noninterest bearing cash	70	—
Receivables:
Employer contributions	—	5,435
Employee contributions	1	11
Interest receivable	1,209	1,489
Dividends receivable	—	1,675
Total receivables	1,210	8,610
Total assets	5,031,131	4,358,793
Liabilities:
Pending trade purchases	2,875	1,091
Obligations for collateral received for investments under securities lending (Note 6)	42,615	92,050
Total liabilities	45,490	93,141
Net assets available for benefits	$4,985,641	$4,265,652

See accompanying notes to financial statements.

MOTOROLA 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

(In thousands)

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$881,651
Interest and dividends	16,250
Total investment income	897,901
Contributions:
Participants	195,920
Rollovers	5,046
Total contributions	200,966
Total additions	1,098,867
Deductions from net assets attributed to:
Benefits paid to participants	369,716
Administrative and other expenses	7,103
Total deductions	376,819
Net increase before transfers	722,048
Transfer out of assets relating to plan spin off, net (Note 8)	(2,059)
Net increase	719,989
Net assets available for benefits:
Beginning of year	4,265,652
End of year	$4,985,641

See accompanying notes to financial statements.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)       Description of Plan

The following description of the Motorola 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution benefit plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment.

The non-leveraged employee stock ownership plan (the ESOP) portion of the Plan is designed to invest primarily in shares of the Company’s common stock. The ESOP portion of the Plan is participant directed. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company’s common stock are allocated to the participant’s account and reinvested in Company common stock or paid directly to the participant at the election of the participant. Since the Company did not declare dividends in 2009, there were no pass-through dividends in the Plan in 2009.

(b)       Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limit as set by the IRC was $16,500 in 2009. The Plan also allows for participants age 50 and older to contribute additional tax-deferred contributions.  These catch-up contributions were subject to IRS limits of $5,500 in 2009.

Effective January 1, 2009, Company contributions to the Plan were suspended until a future decision is made by Motorola to provide for such contributions.

(c)        Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals, allocations of Company matching contributions and plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)          Description of Plan (Continued)

(d)       Vesting

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year. However, the participant becomes 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeiture of the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five-year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions. The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset Company contributions. As of December 31, 2009, forfeitures available for use were $165,324.  All unused amounts may be used to offset future Company contributions or pay Plan expenses.

(e)        Benefits

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants), or (c) combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries).

Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted. Participants who terminate employment with the Company for any reason and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are employees of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of their rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)          Description of Plan (Continued)

Effective January 1, 2009, the Plan was amended to comply with the provisions of the Heroes Assistance and Relief Tax Act of 2008 and to suspend required minimum distributions for the 2009 Plan Year as permitted under The Worker, Retiree and Employer Recovery Act of 2008.

(f)        Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g)       Plan Termination

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

(2)       Summary of Significant Accounting Policies

(a)       Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2)     Summary of Significant Accounting Policies (Continued)

(c)        Adoption of New Accounting Standards

Fair Value Measurements and Disclosures:  In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when the market activity for the asset or liability has decreased significantly.  Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.  When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability’s fair value.  Adjustments to those transactions or prices should be applied to determine the appropriate fair value.  The standard also requires increased disclosures.  The guidance was applied prospectively in 2009, and the impact of adoption of this standard was not material to the Plan’s net assets available for benefits.

In September 2009, the FASB issued guidance which provides a practical expedient for measuring the fair values of Plan investments in a limited number of entities that calculate a net asset value per share (such as hedge funds, private equity funds, funds of funds, and certain collective trusts, common trusts and pooled separate accounts).  This guidance also provides enhanced disclosure requirements, and it became effective for Plan reporting periods ending after December 15, 2009.  Early application is permitted in financial statements that have not yet been issued.  The Plan’s adoption of this standard in 2009 had no material effect upon the Plan’s net assets available for benefits.

(d)       Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

(e)        Administrative and Other Expenses

The expenses necessary to administer the Plan are paid out of Plan assets. Certain Plan related expenses may be paid by the Company at its discretion.

(f)        Payment of Benefits

Benefits are recorded when paid.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2)       Summary of Significant Accounting Policies (Continued)

(g)       Risk and Uncertainties

The Plan invests in various investment securities. These investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(3)       Fair Value Measurements

Fair value is defined as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (Level 1 measurements) and gives the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value includes inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3)       Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis are summarized below (in thousands):

	Fair Value Measurements
	at December 31, 2009
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	For Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)
Investments (other than interest in participant loans):
Common Stock
Motorola, Inc. Common Stock	$249,766	$—	$—
Collective Trust Funds
Domestic Equity	—	2,319,937	—
International Equity	—	732,174	—
Fixed Income	—	1,371,564	—
U.S. Government Agency Securities	—	1,098	—
U.S. Government Bonds	—	459	—
U.S. Government Mortgage Backed Securities	—	50,730	—
U.S. Inflation Indexed Government Bond	—	1,823	—
Domestic Corporate Debt	—	41,926	—
Foreign Corporate Debt	—	30,078	—
Foreign Government Agencies	—	22,933	—
Foreign Government Bonds	—	470	1,743
Foreign Municipal Bonds	—	1,474	—
Asset-Backed Securities	—	32,915	1,720
Commercial Mortgage Backed Securities	—	10,489	—
Guaranteed Fixed Income	—	18,475	—
Non-Government Backed CMOs	—	1,760	—
Other Fixed Income	—	29	—
Investments Under Securities Lending	—	41,221	—
Securities Lending Collateral Pool	—	42,392	—
	$249,766	$4,721,947	$3,463

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3)       Fair Value Measurements (Continued)

Investments measured at fair value on a recurring basis are summarized below (in thousands):

Fair Value Measurements
at December 31, 2008
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)

Investments, excluding participant loans	$147,748	$4,143,453	$224

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, including the reporting classifications for the applicable gains and losses included in the statement of changes in net assets available for benefits:

	Fair Value Measurements using Significant
	Unobservable Inputs (Level 3) (in thousands)
	Corporate bonds	Foreign Govt	Asset Backed	Total
Beginning balance, January 1, 2009	$224	$—	$—	$224
Total unrealized and unrealized gains or losses	(27)	1	—	(26)
Included in change in net assets available for benefits:
Interest and dividend income	—	—	—	—
Net realized and unrealized appreciation (depreciation)	—	(12)	(4)	(16)
Purchases, sales, issuances and settlements (net)	(197)	1,754	1,724	3,281
Transfers in and / or out of Level 3	—	—	—	—
Ending balance, December 31, 2009	$—	$1,743	$1,720	$3,463

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3)       Fair Value Measurements (Continued)

The following are descriptions of the valuation methods and assumptions used for investments of the Plan, including securities loaned and collateral for securities loaned.

The fair values of publicly traded common stocks are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Fair values of U.S. Treasury, agency, mortgage backed and inflation indexed securities are determined based on recent bid prices (Level 2 inputs).

Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings (Level 2 inputs).  When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). Certain corporate bonds are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (Level 2 inputs). The investment objectives and underlying investments of the collective trusts vary, with some holding high-grade money market instruments with short maturities designed to provide for cash reserves while offering a competitive rate of return with principal preservation as a primary objective, some holding fixed income securities and designed to approximate the performance of the Barclay’s Capital Aggregate Bond Index, some holding diversified portfolios of large-cap domestic stocks designed to approximate the performance of the S&P 500 Index, some holding diversified portfolios of mid-cap domestic stocks designed to approximate the performance of the S&P 400 Mid Cap Index, some holding diversified portfolios of small-cap domestic stocks designed to approximate the performance of the Russell 2000 Index, and others holding a blend of various international stocks designed to approximate the performance of the Europe, Austrailasia, and Far East (EAFE) Index.  Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Fair values of foreign government and agency securities and foreign municipal bonds are determined based on recent bid prices (Level 2 inputs). Certain foreign government securities are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

Fair values of asset backed securities, commercial mortgage backed securities, guaranteed fixed income, non-government backed commercial mortgage obligations, and other fixed income securities are determined based on recent bid prices (Level 2 investments). Certain asset backed securities are valued using extrapolated data, proprietary models, and indicative quotes (Level 3 inputs).

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(3)       Fair Value Measurements (Continued)

Fair values of certificates of deposit are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

Fair values of securities lending collateral pools have been determined to approximate the reported redemption values of $1.00 per unit, based upon recent transaction prices (Level 2 inputs).  While the collateral pools are managed to seek a constant $1.00 per share net asset value, net asset values per unit can fluctuate over time, and guarantees of principal are not provided.  The collateral pools invest primarily in short-term and medium-term debt instruments of high credit quality.

Participant loans are reported at amortized cost.  The fair value of participant loans is not practical to estimate due to restrictions placed on the transferability of the loans.

(4)       Party-in-Interest Transactions

Certain Plan assets are invested in participant loans or investments managed by The Northern Trust Company, the custodian and trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. These transactions are not, however, considered prohibited transactions under section 408(b) of the ERISA regulations. The Plan paid certain administrative fees to the trustee, third-party administrator, and various investment managers which qualify as party-in-interest transactions.

At December 31, 2009 and 2008, the Plan had $249,765,602 and $147,748,093, respectively, invested in Company stock through a unitized investment fund managed by the trustee. The Plan held 32,186,289 and 33,351,714 shares of Company stock as of December 31, 2009 and 2008, respectively.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(5)       Investments

At December 31, 2009, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
S&P 500 Equity Index Fund	$1,545,171
S&P Midcap 400 Equity Index Fund	557,019
EAFE Index Fund	732,174
Collective Daily Aggregate Bond Fund	938,367
Short Term Investment Fund	433,197
Corporate Common Stock:
Motorola Inc	249,766

At December 31, 2008, the fair value of individual investments which are 5% or more of net assets available for benefits are as follows (in thousands):

Northern Trust Collective Funds:
S&P 500 Equity Index Fund	$1,287,177
S&P Midcap 400 Equity Index Fund	384,907
EAFE Index Fund	566,283
Collective Daily Aggregate Bond Fund	883,359
Short Term Investment Fund	522,724

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousands):

U.S. Government and agencies securities	$(899)
Corporate and other bonds and debentures	6,998
Motorola, Inc. common stock	106,759
Investments in collective trusts	768,063
Other investments	730
Net appreciation in fair value of investments	$881,651

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)       Securities Lending

The Plan has entered into securities lending transactions with broker/dealers for which fees are paid to the Plan. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. The transferee may sell or re-pledge the securities loaned.  Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at any time and the collateral shall be used for any failure to deliver borrowed securities.

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s assets at December 31, 2009 were as follows (in thousands):

	Securities	Collateralized by
	under		Northern Trust
	lending		Commingled
	agreements	Cash	Investment Pool
U.S. Government and agency securities	$21,672	$—	$22,289
U.S. Equities	37	—	38
Corporate bonds and debentures	19,512	—	20,065
Total securities lending in Plan	$41,221	$—	$42,392

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan’s assets at December 31, 2008 were as follows (in thousands):

	Securities	Collateralized by
	under		Northern Trust
	lending		Commingled
	agreements	Cash	Investment Pool
U.S. Government and agency securities	$63,042	$—	$64,337
U.S. Equities	13,666	—	13,766
Corporate bonds and debentures	12,551	—	12,797
Total securities lending in Plan	$89,259	$—	$90,900

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)       Securities Lending (Continued)

Effective September 19, 2008, Northern Trust declared a collateral deficiency under its Securities Lending Authorization Agreement (“Lending Agreements”) with respect to five of its commingled cash collateral investment pools.  As a consequence of the collateral deficiency and because participating clients of the collateral pool hold the risk of loss on the collateral, Northern Trust has allocated a portion of the collateral deficiency to each participating client, including the Plan, with the Plan’s allocation being $1,153,592.

On September 29, 2008, Northern Trust made a cash payment to the collateral pool to partially reduce the Plan’s allocated portion of the collateral deficiency. In November 2009, Northern Trust approved a reduction to the collateral deficiency in the amount of $746,411.

The deficiency as of December 31, 2009 and 2008 was $222,954 and $1,149,762, respectively.  This is a liability of the Plan since the Plan has the obligation to repay the amount of the original collateral.  The total collateral obligation which is recorded as a liability on the Plan’s financial statements, including the deficiency, is $42,615,215 as of December 31, 2009.

In March of 2010 Northern Trust reversed the remaining collateral deficiency which left the Plan with no collateral deficiency liability as of that date.

(7)       Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan’s Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan has filed an application with the Internal Revenue Service requesting an updated determination letter.

MOTOROLA 401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(8)       Transfer of Assets Relating to Acquisitions and Separations

The following net assets were transferred out of the Plan during the plan year ended December 31, 2009 as a result of the divestiture of a business previously owned by the Company (in thousands):

		Amount
Effective date	Separation	Transferred (out)
June 1, 2009	Biometrics	$(2,059)

(9)       Legal Matters

In the ordinary course of business, Motorola is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

(10)     Subsequent Events

On February 11, 2010, the Company announced that it is targeting the first quarter of 2011 for the completion of its planned separation into two independent, publicly traded companies. The Company currently expects that, upon separation, one public company will be comprised of the Company’s Mobile Devices and Home businesses and the other public company will be comprised of the Company’s Enterprise Mobility Solutions and Networks businesses.

After-tax contributions were added to the Plan effective April 1, 2010.  Participants will be able to contribute in whole percentage amounts up to 20% of their compensation for the year, and these contributions and earnings thereon will be 100% vested and non-forfeitable at all times.

Matching contributions will be reinstated to the Plan beginning July 1, 2010.  Participants will receive one dollar for each dollar they contribute in pretax contributions to the Plan, up to a maximum of 4 percent of eligible compensation.  The maximum amount of matching contributions for 2010 will be prorated due to the mid-year reinstatement and may not exceed 2 percent of eligible compensation for the entire year.

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issuer,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
		U.S. Treasury and Agency Securities
	FHLMC	FEDERAL HOME LN BKS TRANCHE # TR 00846 4.72% DUE 09-20-2012 REG	**	2,224
	FHLMC	FEDERAL HOME LN MTG CORP POOL #1G-2524 5.961% 10-01-2036 BEO	**	684
	FHLMC	FEDERAL HOME LN MTG CORP POOL #G1-2215 5.5% 07-01-2021 BEO	**	483
	FHLMC	FEDERAL HOME LN MTG CORP POOL #G1-8331 5% 11-01-2024 BEO	**	1,334
	FHLMC	FEDERAL HOME LN MTG CORP POOL #J0-8473 4.5% 05-01-2023 BEO	**	1,214
	FHLMC	FEDERAL HOME LN MTG CORP POOL #J0-9100 4.5% 12-01-2023 BEO	**	447
	FHLMC	FEDERAL HOME LN MTG CORP POOL #J0-9304 4.5% 02-01-2024 BEO	**	1,488
	FHLMC	FEDERAL HOME LN MTG CORP POOL #J0-9973 4.5% 06-01-2024 BEO	**	423
	FHLMC	FHLMC GOLD C00632 7 07-01-2028	**	26
	FHLMC	FHLMC GOLD C00647 6.5 09-01-2028	**	46
	FHLMC	FHLMC GOLD G1-8205 6 09-01-2022	**	1,752
	FHLMC	FHLMC MULTICLASS 05.500FGRM191215BE# 5.###-##-####	**	1,238
	FHLMC	FHLMC MULTICLASS 4 12-15-2017	**	952
	FHLMC	FHLMC MULTICLASS 5 12-15-2035	**	971
	FHLMC	FHLMC MULTICLASS 5.5% CMO 15/12/2020 USD1000 ‘AB’ 5.5 12-15-2020	**	1,203
	FHLMC	FHLMC MULTICLASS FEDERAL HOME LOAN MTG CORP 5.5 10-15-2029	**	1,226
	FHLMC	FHLMC MULTICLASS PREASSIGN 00416 6 11-15-2027	**	297
	FHLMC	FHLMC MULTICLASS SER 1751 CL PK 8.0 MTG PARTN CTF DUE 09-15-2024 REG	**	352
	FHLMC	FHLMC MULTICLASS SER 2467 CL NB 5 07-15-2017	**	445
	FHLMC	FHLMC MULTICLASS SER 2590 CL PQ 4.5 05-15-2028	**	308
	FHLMC	FHLMC MULTICLASS SER 2596 CL J 5 01-15-2017	**	128
	FHLMC	FHLMC MULTICLASS SER 2603 CL LC 4 09-15-2028	**	482
	FHLMC	FHLMC MULTICLASS SER 2649 CL QC 4.5 11-15-2016	**	801
	FHLMC	FHLMC MULTICLASS SER 2665 CL WB 5.5 07-15-2027	**	250
	FHLMC	FHLMC MULTICLASS SER 2672 CL HA 4 09-15-2016	**	313
	FHLMC	FHLMC MULTICLASS SER 2841 CL PX 5.5 11-15-2027	**	415
	FHLMC	FHLMC MULTICLASS SER 2862 CL TD 4.5 12-15-2014	**	304
	FHLMC	FHLMC MULTICLASS SER 2938 CL WA 5 05-15-2026	**	98
	FHLMC	FHLMC MULTICLASS SER 2980 CL LB 5.5 06-15-2028	**	826
	FHLMC	FHLMC MULTICLASS SER 3018 CL UD 5.5 09-15-2030	**	1,053
	FHLMC	FHLMC MULTICLASS SER 3095 CL UA 5.5 06-15-2032	**	442
	FHLMC	FHLMC MULTICLASS SER 3176 CL HL 5 02-15-2028	**	555
	FHLMC	FHLMC MULTICLASS SER 3189 CL PJ 6 03-15-2030	**	299
	FHLMC	FHLMC MULTICLASS SER 3211 CL KD 5.5 08-15-2028	**	366
	FHLMC	FHLMC MULTICLASS SER 3211 CL PA 5.5 11-15-2029	**	1,015
	FHLMC	FHLMC MULTICLASS SER 3553 CL GA 3.2 07-15-2019	**	1,231
	FHLMC	FHLMC MULTICLASS SER 3558 CL AW 4.75 08-15-2019	**	1,242
	FNMA	FHLMC POOL #1G-1393 ADJ RT 12-01-2036	**	898
	FNMA	FHLMC POOL #1J-1522 ADJ RT 03-01-2037	**	976
	FNMA	FNMA CMO SER 2003-31 CL KG 4.5 12-25-2028	**	33
	FNMA	FNMA POOL #649654 7% DUE 07-01-2032 REG	**	16
	FNMA	FNMA POOL #681377 5% DUE 01-01-2018 REG	**	932
	FNMA	FNMA POOL #721552 ADJ RT DUE 07-01-2033 BEO	**	230
	FNMA	FNMA POOL #748848 ADJ RT DUE 06-01-2037 BEO	**	531
	FNMA	FNMA POOL #907572 ADJ RT DUE 12-01-2036 BEO	**	621
	FNMA	FNMA POOL #910181 ADJ RT DUE 03-01-2037 REG	**	805
	FNMA	FNMA POOL #920776 ADJ RT DUE 03-01-2034 REG	**	92
	FNMA	FNMA POOL #931745 5% 08-01-2024 BEO	**	623
	FNMA	FNMA POOL #988941 5% 09-01-2023 BEO	**	1,838
	FNMA	FNMA POOL #990960 5.5% 09-01-2023 BEO	**	2,435
	FNMA	FNMA POOL #AA1561 5% 02-01-2024 BEO	**	1,139
	FNMA	FNMA POOL #AD0300 ADJ RT DUE 03-01-2038 BEO	**	381
	FNMA	FNMA POOL #AD0339 5% DUE 10-01-2024 BEO	**	1,181
	FNMA	FNMA PREASSIGN 00195 4.1 09-25-2031	**	1,436
	FNMA	FNMA PREASSIGN 00638 5.5 11-25-2031	**	289
	FNMA	FNMA REMIC SER 2005-38 CL DN 5 12-25-2017	**	192
	FNMA	FNMA REMIC SER 2006-9 CL GA 5.5 01-25-2033	**	956
	FNMA	FNMA REMIC SER 2007-36 CL BA 5 11-25-2024	**	914
	FNMA	FNMA REMIC SER 2009-88 CL-HA 3 11-25-2024	**	1,933
	FNMA	FNMA REMIC TR 2003-124 CL-AD 4.5 01-25-2029	**	337
	FNMA	FNMA REMIC TR 2005-36 CL-BA 4.5 10-25-2026	**	113
	FNMA	FNMA REMIC TR 2005-53 CL-MB 5.5 07-25-2029	**	1,666
	FNMA	FNMA REMIC TR 2008-45 CL-DA 4.5 03-25-2023	**	715
	FNMA	FNMA SERIES 2006-22 CLASS-CB 4.5 11-25-2021	**	531
	GNMA	GNMA 4% DUE 05-16-2039	**	1,931
	GNMA	GNMA POOL #780677 SER 2017 8% DUE 11-15-2017 REG	**	92
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00223 1.375%DUE 03-15-2012 REG	**	150

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issuer,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS DTD 00276 .75% DUE 11-30-2011 REG	**	2,980
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS NT 1.375% DUE 10-15-2012 REG	**	1,094
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS NT 1.875% DUE 02-28-2014 REG	**	3,914
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS T-NT 1% DUE 09-30-2011 REG	**	9,142
	UNITED STATES GOVERNMENT	UNITED STATES TREAS NTS USD 2.125% DUE 11-30-2014 REG	**	2,099
	UNITED STATES GOVERNMENT	US CENTRAL FEDERAL CRED 1.9 DUE 10-19-2012	**	3,847
	UNITED STATES GOVERNMENT	UTD STATES TREAS NTS INFLATION-INDEXED NT 4.34266 DUE 01-15-2011 BEO	**	1,823
		Total U.S. Treasury and Agency Securities ***		75,819

		Corporate and Other Debt Instruments - Preferred
	COMMONWEALTH BANK AUST	PVTPL COMMONWEALTH BANK AUST TRANCHE # TR 00079 2.75% DUE 10-15-2012 BEO	**	1,108
	NATL AUSTRALIA BK LTD	PVTPL NATL AUSTRALIA BK LTD GLOBAL MED TRANCHE # SR 00016 5.35 DUE 06-12-13	**	447
	SUNCORP	SUNCORP METWAY LTD FLTG RT .62844% DUE 12-17-2010	**	2,571
	WESTPAC	WESTPAC BKG CORP 2.25% DUE 11-19-2012	**	648
	WESTPAC	WESTPAC BKG CORP 3.25 DUE 12-16-2011 BEO	**	1,239
	CONOCO	CONOCO FDG CO 6.35% DUE 10-15-2011	**	1,219
	FINANCEMENT	FINANCEMENT QUE NT 5 DUE 10-25-2012 BEO	**	686
	EOG	PVTPL EOG CO CDA GTD NT 144A 7% DUE 12-01-2011/12-05-2001 BEO	**	419
	TRANSCANADA	TRANSCANADA 8.625% DUE 05-15-2012	**	312
	TELECOM	FRANCE TELECOM SA NT STEP UP 03-01-2011 02-01-2002	**	343
	SANTA FE FINANCIAL CORP	PVTPL SFEF NT 144A 2.25 DUE 06-11-2012 BEO	**	1,941
	DEUTSHE BANK	DEUTSCHE BK 5.375 DUE 10-12-2012	**	216
	DEUTSHE BANK	DEUTSCHE BK AG 4.875% DUE 05-20-2013	**	637
	DEUTSHE BANK	DEUTSCHE BK AG GLOBAL MEDIUM TERM NTS BOTRANCHE # TR 00182 5 DUE 10-12-2010	**	373
	DIAGEO	DIAGEO FIN BV 3.875% DUE 04-01-2011	**	155
	RABOBANK	RABOBANK NEDERLAND 2.65% BDS 17/08/12 USD1000’144A’ 2.65% DUE 08-17-2012	**	961
	NATL INTL LTD	ANZ NATL INTL LTD MEDIUM TERM NTS BOOK ETRANCHE # TR 00011 2.375 DUE 12-21-2012	**	243
	NATL INTL LTD	PVTPL ANZ NATL INTL LTD MEDIUM TERM NTS BK E TRANCHE # TR 00009 6.2 7-19-13	**	1,136
	RAS LAFFAN LIQUIFIED NAT GAS CO	PVTPL RAS LAFFAN LIQUEFIED NAT GAS CO LTD 3 GTD NT SER E 144A 4.5 DUE 09-30-12	**	594
	TELEFONICA EMISIONES	TELEFONICA EMISIONES S A U SR NT FLTG VAR RT DUE 02-04-2013/02-03-2013	**	694
	NORDEA BK	NORDEA BK AG 2.5% DUE 11-13-2012	**	408
	SVENSKA HANDELSBANKEN	PVTPL SVENSKA HANDELSBANKEN AB 2.875 DUE09-14-2012 REG	**	1,006
	SWEDISH EXPT	SWEDISH EXPT CR FLTG RT 1% DUE 08-14-2014	**	880
	ASTRAZENECA PLC	ASTRAZENECA PLC 5.4 DUE 09-15-2012 BEO	**	808
	BARCLAYS	BARCLAYS BK PLC 2.5% DUE 01-23-2013	**	519
	BARCLAYS	BARCLAYS BK PLC SR NT 5.2 DUE 07-10-2014	**	901
	BRITISH PETROLEUM	BP CAP MKTS P L C GTD NT 3.125 DUE 03-10-2012 REG	**	427
	DIAGEO	DIAGEO CAP PLC DIAGEO CAP PLC 5.2% DUE 01-30-2013 BEO	**	310
	GLAXOSMITHKLINE	GLAXOSMITHKLINE 4.85% DUE 05-15-2013	**	284
	NATIONWIDE	NATIONWIDE BLDG 2.5% DUE 08-17-2012	**	3,929
	LLOYDS TSB BK	PVTPL LLOYDS TSB BK PLC NT 144A 2.8% DUE04-02-2012 BEO	**	1,673
	ROYAL BANK	ROYAL BK SCOTLAND 1.5% DUE 03-30-2012	**	1,287
	3M	3M CO MEDIUM TERM NTS BOOK ENTRY TRANCHE# TR 00004 12/14/07 4.65 DUE	**	319
	AMERICREDIT	AMERICREDIT 3.93% DUE 10-06-2011	**	239
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR SER 2005-DA CL A-4 5.02 11-06-2012 BEO	**	657
	AMERN HOME	AMERN HOME PRODS STEP CPN 6.95% DUE 03-15-2011	**	433
	APACHE	APACHE CORP NT DTD 04/11/2002 6.25 DUE 04-15-2012/04-14-2012 BEO	**	561
	AT&T	AT&T INC GLOBAL NT 4.95% DUE 01-15-2013/12-06-2007 BEO	**	907
	AT&T	AT&T WIRELESS SVCS INC SR NT 7.875% DUE 03-01-2011/02-28-2011 BEO	**	258
	BANK OF AMERICA	BANK AMER CORP 6.25% DUE 04-15-2012	**	204
	BAY VIEW	BAY VIEW 2005-3 5.01% DUE 06-25-2014	**	131
	BB&T	BB&T CORP SR 3.1% DUE 07-28-2011	**	438
	BERKSHIRE	BERKSHIRE HATHAWAY 4% DUE 04-15-2012	**	225
	BERKSHIRE	BERKSHIRE HATHAWAY FIN CORP GTD SR NT 4.125% DUE 01-15-2010/01-11-2005 REG	**	1,001
	BHP FINANCE	BHP FIN USA LTD 8.5% GTD DEBS 1/12/2012 USD1000 8.5% DUE 12-01-2012 REG	**	310
	BANK OF NEW YORK	BK NY INC MEDIUM TERM SR NTS BOO TRANCHE# TR 00029 4.95 DUE 11-01-2012	**	1,104
	BMW	BMW VEH LEASE TR 2.04% DUE 04-15-2011	**	829
	BOEING	BOEING CO 5.125 DUE 02-15-2013/02-14-2013 BEO	**	534
	BOTTLING GROUP	BOTTLING GROUP LLC SR NT 4.625 DUE 11-15-2012/11-14-2012 BEO	**	438
	BOTTLING GROUP	BOTTLING GROUP LLC SR NT 6.95% DUE 03-15-2014/10-24-2008 REG	**	748
	BSCH ISSUANCES LTD	BSCH ISSUANCES LTD SUB NT DTD 09/14/20007.625% DUE 09-14-2010 BEO	**	440
	CAMPBELL SOUP	CAMPBELL SOUP CO NT DTD 02/28/2001 6.75 DUE 02-15-2011 BEO	**	325
	CAPITAL AUTO	CAP AUTO 5.38999986649% DUE 02-18-2014	**	1,359
	CAPITAL AUTO	CAPITAL AUTO RECEIVABLES ASSET TR 2008-2ASSET BACKED NT CL A2B 03-15-2011 BEO	**	136
	CARMAX	CARMAX AUTO OWNER 1.74000000954% DUE 04-15-2014	**	897
	CATERPILLAR	CATERPILLAR FINL 4.09000015259% DUE 12-27-2010	**	107
	CATERPILLAR	CATERPILLAR FINL FLTG RT .74875% DUE 08-06-2010	**	426
	CHEVRON	CHEVRON CORP NT 3.45 DUE 03-03-2012 REG	**	572

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issuer,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	CISCO	CISCO SYS INC SR NT 5.25% DUE 02-22-2011REG	**	367
	CITIBANK	CITIBANK CR CARD 2.25% DUE 12-23-2014	**	1,015
	CITIGROUP	CITIGROUP INC GLOBAL SR NT 6.5% DUE 08-19-2013 BEO	**	644
	BEAR STEARNS	CMO BEAR STEARNS COML MTG SECS INC SER 2004-TP16 CL-A3 4.03 08-13-2046 REG	**	253
	BEAR STEARNS	CMO BEAR STEARNS INC COML MTG PSTRU CTF CL A-2 2001-TOP2 6.48 4-15-11 BE	**	2,251
	CARMAX	CMO CARMAX AUTO OWNER TR 2006-1 SERIES 2006-1 CLASS-A4 DUE 06-15-2011 REG	**	1,133
	GE	CMO GE COML MTG CORP GECMC 2003-C1 A3 4.371% DUE 01-10-2038 BEO	**	420
	GREENWICH	CMO GREENWICH CAP COML FDG CORP 2005-GG3COML MTG PASSTHRU A-AB 8-10-42 BEO	**	416
	J P MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS CORP 4.262 DUE 08-12-2040 REG	**	894
	J P MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS CORP SER 2005-LDP1 CL A-SB 4.853 3-15-2046BEO	**	200
	J P MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS SER 2006-CB16 CL A1 5.338 5-12-2045 REG	**	191
	J P MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS TR 2006-L CL A-1 5.831 DUE 04-15-2045 BEO	**	459
	J P MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS TR 2007-C 5.538 DUE 02-12-2049 REG	**	531
	J P MORGAN CHASE	CMO J P MORGAN CHASE COML MTG SECS TR 2007-C CL A1 5.32 DUE 06-12-2047 BEO	**	267
	LB-UBS	CMO LB-UBS COML MTG TR 2000-C5 COML MTG PASSTHRU CTF CL A-2 6.51 12-15-26	**	574
	MORGAN STANLEY	CMO MORGAN STANLEY CAP I INC SER 2005-HQ5 CL A2 4.809% DUE 01-14-2042 BEO	**	75
	PRUDENTIAL	CMO PRUDENTIAL SECS SECD FING CORP 1999-C2 CL F DUE 06-16-2031 REG	**	603
	WACHOVIA	CMO WACHOVIA BK COML MTG TR SER 2005-C17CL APB 5.037 DUE 03-15-2042 REG	**	1,427
	WELLS FARGO	CMO WELLS FARGO MTG BKD SECS 2005-AR16 TR CL III-A-1 DUE 10-25-2035 REG	**	443
	CNH	CNH EQUIP TR 4.06 DUE 10-17-2011	**	689
	CNH	CNH EQUIP TR 5.21000003815% DUE 12-15-2011	**	82
	COCA COLA	COCA COLA ENTERPRISES INC NT 3.75% DUE 03-01-2012 REG	**	109
	COMERICA BK	COMERICA BK TRANCHE FLTG # TR 00187 05/10/07 DUE 05-10-2010 REG	**	649
	CONS NAT GAS CO	CONS NAT GAS CO SR NT SER C 6.25 DUE 11-01-2011 BEO	**	490
	CONSOLIDATED EDISON CO	CONSOLIDATED EDISON CO N Y INC DEB SER 2009A 5.55% DUE 04-01-2014 REG	**	327
	COOPER U S INC	COOPER U S INC SR NT 5.25% DUE 11-15-2012/04-19-2006 REG	**	638
	COUNTRYWIDE HOMELNS INC	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS# TR 00313 4 DUE 03-22-2011 REG	**	449
	CREDIT SUISSE 1ST BSTN	CR SUISSE 1ST BSTN 6.5% DUE 01-15-2012	**	169
	CREDIT SUISSE 1ST BSTN	CR SUISSE 1ST BSTN USA INC 6.125 DUE 11-15-2011/11-14-2011 BEO	**	701
	CREDIT SUISSE 1ST BSTN	CREDIT SUISSE FIRST BOSTON USA INC NT 4.875% DUE 08-15-2010	**	267
	DAIMLERCHRYSLER	DAIMLERCHRYSLER 5% DUE 02-08-2012	**	229
	DAIMLERCHRYSLER	DAIMLERCHRYSLER AUTO TR 2006-D SERIES 2006-D CLASS-A4 02-08-2012 REG	**	1,423
	JOHN DEERE	DEERE JOHN CAP CORP MEDIUM TERM NTS-BOOKENTRY SR NT 4.5% DUE 04-03-2013	**	525
	DISNEY	DISNEY WALT CO 5.7 DUE 07-15-2011 BEO	**	730
	DISNEY	DISNEY WALT CO NEW MEDIUM TERM NTS BOOK TRANCHE # TR 00046 6.375 DUE 03-01-2012	**	229
	DU PONT	DU PONT E I DE 5% DUE 07-15-2013	**	377
	DUKE	DUKE ENERGY OH INC 2.1% DUE 06-15-2013	**	222
	ENERGY EAST CORP	ENERGY EAST CORP 8.05% DUE 11-15-2010	**	381
	FORD	FORD CR AUTO OWNER 1.50999999046% DUE 01-15-2014	**	1,144
	FORD	FORD CR AUTO OWNER 2.17000007629% DUE 10-15-2013	**	884
	FORD	FORD CR AUTO OWNER 3.24000000954% DUE 08-15-2011	**	592
	FORD	FORD CR AUTO OWNER 5.15% DUE 11-15-2011	**	725
	FORD	FORD CR AUTO OWNER 5.15000009537% DUE 02-15-2012	**	1,217
	FORD	FORD CR AUTO OWNER 5.40000009537% DUE 08-15-2011	**	175
	GE	GEN ELEC CAP CORP FLTG RT .37875% DUE 11-01-2012	**	1,519
	GE	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00551 6 DUE 06-15-2012	**	264
	GE	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00654 4.25 9-13-2010 REG	**	514
	GOLDMAN SACHS	GOLDMAN SACHS GROUP INC NT 6.875 DUE 01-15-2011 BEO	**	440
	GOLDMAN SACHS	GOLDMAN SACHS GROUP INC SR NTS 5.45 DUE 11-01-2012 BEO	**	484
	GREEN TREE	GREEN TREE FINL CORP 1995-3 MFD HSG SR/SUB PASSTHRU CL M-1 7.95 08-15-2025	**	38
	HARLEY	HARLEY DAVIDSON 1.87000000477% DUE 02-15-2014	**	732
	HARLEY	HARLEY DAVIDSON 3.19000005722% DUE 11-15-2013	**	1,277
	HARLEY	HARLEY-DAVIDSON MOTORCYCLE TR 2006-3 BKD NT CL B 5.43 DUE 11-15-2014 REG	**	727
	HEWLETT	HEWLETT PACKARD CO 4.5% DUE 03-01-2013	**	530
	HEWLETT	HEWLETT PACKARD CO FLT RT NT DUE 03-01-2012 BEO	**	350
	HONDA	HONDA AUTO 5.09999990463% DUE 03-18-2011	**	195
	HSBC	HSBC AUTOMOTIVE TR 4.94% DUE 11-17-2012	**	330
	HSBC	HSBC AUTOMOTIVE TR 5.34000015259% DUE 09-17-2013	**	1,258
	HSBC	HSBC AUTOMOTIVE TR FLTG RT 5.3% DUE 11-17-2011	**	197
	HSBC	HSBC AUTOMOTIVE TR USA 2006-1 AUTO REC CL A-4 5.53 DUE 03-18-2013 REG	**	556
	HSBC	HSBC FINANCE CORP 6.375% DUE 10-15-2011	**	973
	HYUNDAI	HYUNDAI AUTO 5.03999996185% DUE 01-17-2012	**	147
	IBM	INTERNATIONAL BUSINESS MACHS CORP IBM CORP 6 5 10 15 13 6.5 DUE 10-15-2013 BEO	**	629
	IBM	INTL BUSINESS MACHS CORP IBM CORP 4.75 DUE 11-29-2012	**	252
	J P MORGAN CHASE	JPMORGAN CHASE & CO FORMERLY J P MORGAN 5.375 DUE 10-01-2012 BEO	**	974
	J P MORGAN CHASE	JPMORGAN CHASE & CO FORMERLY J P MORGAN SR NT 5.6 DUE 06-01-2011 REG	**	439
	LB-UBS	LB-UBS COML MTG TR 2008-C1 MTG PASSTHRU CTF CL A-1 5.611 4-15-41 REG	**	604
	LILLY ELI	LILLY ELI & CO 3.55% DUE 03-06-2012	**	219

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issuer,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	LINCOLN NATL CORP	LINCOLN NATL CORP IND BD 5.65 DUE 08-27-2012 BEO	**	186
	LINCOLN NATL CORP	LINCOLN NATL CORP IND NT 4.75% DUE 02-15-2014 REG	**	90
	MERCK	MERCK & CO INC NT 4% DUE 06-30-2015/06-25-2009	**	459
	MERRILL AUTO	MERRILL AUTO TR 4.26999998093% DUE 12-15-2010	**	161
	MERRILL LYNCH	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 00456 4.25 2-8-2010 REG	**	502
	METLIFE	METLIFE INC 6.125% DUE 12-01-2011	**	521
	MORGAN STANLEY	MORGAN STANLEY & 4.25% DUE 05-15-2010	**	289
	NATL RURAL UTILS	NATL RURAL UTILS 2.625% DUE 09-16-2012	**	453
	NELNET STUDENT LN	NELNET STUDENT LN TR 2007-1 LN ASSET BKDNT CL A-1 VAR RATE 11-27-2018 REG	**	1,400
	NISSAN	NISSAN AUTO 2.94000005722% DUE 07-15-2011	**	681
	NISSAN	NISSAN AUTO 3.8900001049% DUE 08-15-2011	**	339
	NISSAN	NISSAN AUTO LEASE 2.00999999046% DUE 04-15-2011	**	880
	NISSAN	NISSAN AUTO LEASE 2.07% DUE 01-15-2015	**	855
	NUCOR	NUCOR CORP 5% DUE 06-01-2013	**	371
	OCCIDENTAL PETE CORP	OCCIDENTAL PETE CORP C CRP OXY 7% DUE 11-01-2013/10-21-2008 BEO	**	747
	ORACLE	ORACLE CORP / 5% DUE 01-15-2011	**	468
	ORACLE	ORACLE CORP ORACLE CORP VAR RT DUE 05-14-2010	**	515
	PACCAR INC	PACCAR INC MEDIUM TERM NTS BOOK ENTRY TRANCHE # TR 00002 6.375 DUE 02-15-2012	**	92
	PFIZER	PFIZER INC NT 4.45 DUE 03-15-2012	**	206
	PRAXAIR	PRAXAIR INC FLTG RT .34169% DUE 05-26-2010	**	340
	PRAXAIR	PRAXAIR INC PRAXAIR NEW DEAL 6.375 DUE 04-01-2012 BEO	**	66
	PRINCIPAL	PRIN LIFE INC FLTG RT .42875% DUE 11-08-2013	**	260
	PRINCIPAL	PRIN LIFE INC FUNDINGS TRS SECD TRANCHE # TR 00010 5.1 DUE 04-15-2014 REG	**	209
	PRINCIPAL	PRIN LIFE INC FUNDINGS TRS SECD TRANCHE # TR 00555 5.15 DUE 06-17-2011	**	437
	PRUDENTIAL	PRUDENTIAL FINL INC MEDIUM TERM NTS BOOKENTRY NT 4.5 DUE 07-15-2013 REG	**	435
	HONDA	PVTPL AMERN HONDA FIN TRANCHE # TR 00609DUE 06-02-2011 REG	**	446
	BANK OF AMERICA	PVTPL BANK AMER AUTO TR 2009-2 NT A-3 144A TALF 2.13% DUE 09-16-2013 BEO	**	909
	BANK OF AMERICA	PVTPL BANK AMER AUTO TR 2009-3 NT CL A-3TALF 144A 1.67% DUE 12-15-2013 BEO	**	1,297
	BMW	PVTPL BMW FLOORPLAN MASTER OWNER TR 09-1VEH BKD NT CL A 144A VAR DUE 09-15-14	**	1,250
	GE DEALER	PVTPL GE DEALER MASTER NT TR 2009-2 AST BKD NT CL A 144A FLTG DUE 10-20-2014	**	600
	JPMORGAN	PVTPL JPMORGAN AUTO RECEIVABLES SER 2006-A CL A4 144A 5.14 12-15-2014 BEO	**	670
	MASSMUTUAL	PVTPL MASSMUTUAL GLOBAL FDG II MEDIUM TERM NTS NT 144A 3.625 7-16-2012 BEO	**	1,078
	METLIFE	PVTPL MET LIFE GLOBAL FDG I MEDIUM TE 144A 5.125 DUE 11-09-2011 BEO	**	215
	METLIFE	PVTPL METROPOLITAN LIFE GLOBAL FDG I SR NT 144A 5.125% DUE 04-10-2013 BEO	**	228
	NEW YORK LIFE	PVTPL NEW YORK LIFE GLOBAL FDG TRANCHE #TR 00017 2.25 DUE 12-14-2012 BEO	**	482
	PRIOCOA	PVTPL PRICOA GLOBAL FDG I 144A 5.4% DUE 10-18-2012 BEO	**	626
	ROCHE HLDGS INC	PVTPL ROCHE HLDGS INC GTD NT 144A 4.5% DUE 03-01-2012 BEO	**	1,313
	WESTPAC	PVTPL WESTPAC SECS NZ LTD LONDON BRH EXTENDIBL 2.5 DUE 05-25-2012 REG	**	1,541
	SBC	SBC COMMUNICATIONS INC GLOBAL NT 5.875 DUE 02-01-2012/01-31-2012 BEO	**	514
	SIMON PPTY GROUP	SIMON PPTY GROUP L 4.6% DUE 06-15-2010	**	507
	SLM STUDENT LN	SLM STUDENT LN TR 2005-8 STUDENT LN-BKD NT CL A-2 VAR 07-25-2022 REG	**	1,523
	TRIAD	TRIAD AUTOMOBILE RECEIVABLES TR 2006-B A3 5.41 DUE 08-12-2011 BEO	**	38
	US BANKCORP	U S BANCORP MEDIUM TERM NTS- BOOK ENTRY MTN 2.125% DUE 02-15-2013	**	178
	US BANKCORP	U S BANCORP MEDIUM TERM NTS- BOOK ENTRY MTN 4.5% DUE 07-29-2010	**	256
	U S BK NTL ASSN MINNEAPOLIS MNN	U S BK NATL ASSN MINNEAPOLIS MINN MEDIUMTRANCHE # SB 00002 6.3 2-4-14REG	**	886
	UNITED HEALTH GROUP	UNITEDHEALTH GROUP 5.25% DUE 03-15-2011	**	518
	USAA AUTO	USAA AUTO OWNER TR 2.6400001049% DUE 08-15-2011	**	452
	USAA AUTO	USAA AUTO OWNER TR 4.15999984741% DUE 04-16-2012	**	250
	UTD	UTD TECHNOLOGIES 6.35% DUE 03-01-2011	**	212
	VERIZON GLOBAL	VERIZON GLOBAL FDG 7.375% DUE 09-01-2012	**	524
	VERIZON WIRELESS	VERIZON WIRELESS 5.55% DUE 02-01-2014	**	678
	VOLKSWAGEN	VOLKSWAGEN AUTO 2.86999988556% DUE 07-15-2011	**	345
	WACHOVIA	WACHOVIA AUTO 4.80999994278% DUE 09-20-2012	**	1,544
	WACHOVIA	WACHOVIA AUTO LN OWNER TR 2006-1 AST BACKED NT CL A-4 144A 5.08 4-20-2012 BEO	**	179
	WACHOVIA	WACHOVIA CORP GLOBAL MEDIUM TERM SR NTS SR 00026 07/31/06 DUE 08-01-2013 REG	**	1,060
	WAL-MART	WAL-MART STORES INC NT 4.125% DUE 07-01-2010 BEO	**	571
	WAL-MART	WAL-MART STORES INC WAL-MART STORES 4.125% DUE 02-15-2011 BEO	**	642
	WELLS FARGO	WELLS FARGO & CO NEW SUB GLOBAL NT 6.375% DUE 08-01-2011 BEO	**	639
	WYETH	WYETH 5.5% DUE 03-15-2013	**	707
		Total Corporate and Other Debt Instruments - Preferred ***		115,048

		Corporate and Other Debt Instruments - Other
	DEUTSHE BANK	DEUTSCHE TELEKOM INTL FIN B V GTD NT STEP UP 06-15-2010	**	336
	AB	AB SVENSK EXPORTKREDIT - SWEDISH EXPT CRTRANCHE # TR00044 4.875 01-19-2010 REG	**	1,002
	BRITISH	BRITISH TELECOMMUNICATIONS PLC SR NT 5.15% DUE 01-15-2013 REG	**	365
	5TH 3RD BANK	5TH 3RD BK CIN OH MEDIUM TE TRANCHE # SR00014 4.2 DUE 02-23-2010 BEO	**	502
	AMERICREDIT	AMERICREDIT AUTOMOBILE RECEIVABLES TR 20SER 2006-BG CL A4 5.21 9-06-2013BEO	**	916
	AOL	AOL TIME WARNER INC 6.875 DUE 05-01-2012BEO	**	438

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issuer,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	ATMOS	ATMOS ENERGY CORP SR NT DTD 05/22/2001 7.375% DUE 05-15-2011/05-22-2001 BEO	**	320
	BURLINGTON NORTHN SANTA FE	BURLINGTON NORTHN SANTA FE CORP CRP BNI 5.9% DUE 07-01-2012/06-30-2012 BEO	**	434
	CAPITAL ONE	CAP 1 BK MTN SR BK NTS BOOK TRANCHE # TR00176 5.75 DUE 09-15-2010 REG	**	361
	CHASE	CHASE ISSUANCE TR 2009-7 NT CL A 09-17-2012 REG	**	1,327
	CITIGROUP	CITIGROUP INC NT 4.125% DUE 02-22-2010 BEO	**	502
	GMAC	CMO GMACM MTG LN TR 2004-J1 CL A-15 5.25% DUE 04-25-2034 REG	**	27
	LB-UBS	CMO LB-UBS COML MTG TR 2005-C2 CTF CL A-AB 5.007% DUE 04-15-2030 REG	**	1,324
	COMCAST	COMCAST CORP NEW NT 5.5 DUE 03-15-2011/03-14-2011 BEO	**	523
	CONAGRA	CONAGRA FOODS INC SR NT 5.875 DUE 04-15-2014	**	436
	CVS	CVS CAREMARK CORP SR NT 5.75% DUE 08-15-2011 BEO	**	1,100
	FORD	FORD CR AUTO LEASE NT CL A-1 TALF 144A 3C7 1.23745 06-15-2010	**	157
	GENERAL MILLS	GENERAL MLS INC 5.65% DUE 09-10-2012	**	462
	GMAC	GMACM HOME EQTY LN 6.30999994278% DUE 05-25-2036	**	15
	GOLDMAN SACHS	GS AUTO LN TR 4.56% DUE 11-15-2013	**	313
	HARLEY	HARLEY-DAVIDSON FDG CORP GTD MEDIUM TERMNT SER B 144A 5.25% DUE 12-15-2012	**	361
	HEINZ	HEINZ H J FIN CO GTD NT 6% DUE 03-15-2012/03-21-2003 BEO	**	456
	MICH PWR CO	IN MICH PWR CO 6.375% DUE 11-01-2012	**	672
	INCO LTD	INCO LTD NT 7.75 DUE 05-15-2012/05-14-2012 BEO	**	413
	INGERSOLL-RAND GLOBAL	INGERSOLL-RAND GLOBAL HLDG CO LTD GTD SRNT	**	454
	KINDER MORGAN ENERGY	KINDER MORGAN ENERGY PARTNERS L P SR NT UNSOLICITED 5.85 DUE 09-15-2012 BEO	**	673
	LEHMAN BROTHERS	LEHMAN BROTHERS HLDGS INC BOOK ENTRY MTN3.95 11-10-09 BOND IN DEFAULT	**	127
	NORFOLK SOUTHN	NORFOLK SOUTHN 8.625% DUE 05-15-2010	**	129
	OHIO PWER CO	OHIO PWR CO OHIO POWER CO 5.75% DUE 09-01-2013/08-31-2013 BEO	**	380
	MILLER BREWING	PVTPL MILLER BREWING CO GTD NT 144A 5.5%DUE 08-15-2013/08-14-2013 BEO	**	453
	MMAF EQUIP	PVTPL MMAF EQUIP FIN LLC 2009-A AST BACKED NT 144A 2.37 DUE 11-15-2013	**	704
	SEMPRA	SEMPRA ENERGY 8.9% DUE 11-15-2013	**	424
	SOUTHN PWR CO	SOUTHN PWR CO SR NT 6.25 DUE 07-15-2012/07-14-2012 BEO	**	953
	AMERITRADE	TD AMERITRADE HLDG 2.95% DUE 12-01-2012	**	618
	TELECOM	TELECOM ITALIA CAP GTD SR NT 6.2% DUE 07-18-2011 BEO	**	741
	TIME WARNER	TIME WARNER CABLE INC NT 5.4% DUE 07-02-2012/10-25-2007 REG	**	657
	TIME WARNER	TIME WARNER INC NEW NT 5.5% DUE 11-15-2011/11-13-2006 BEO	**	674
	TYCO	TYCO INTL FIN S A 6.375% DUE 10-15-2011	**	504
	WEATHERFORD	WEATHERFORD INTL 5.15% DUE 03-15-2013	**	262
	XEROX	XEROX CORP SR NT 7.125% DUE 06-15-2010/06-14-2010 REG	**	849
	YALE	YALE UNIV MEDIUM TERM NTS BOOK ENTRY MTN2.9% DUE 10-15-2014	**	448
	BANK OF AMERICA	BK OF AMER 3.125 DUE 06-15-2012 FDIC GTD	**	2,580
	CITIGROUP	CITIGROUP INC FDIC GTD TLGP GTD NT 2.875DUE 12-09-2011 REG	**	2,626
	JOHN DEERE	DEERE JOHN CAP CORP MEDIUM TERM NTS SER TRANCHE SR 00001 FDIC GTD 2.875 6-19-12	**	2,473
	GE	GEN ELEC CAP CRP MED TRM SR NTS FDIC GTDTRNCHE # TR 00003 3 DUE 12-09-11	**	2,474
	GOLDMAN SACHS	GOLDMAN SACHS GROUP INC FDIC GTD TLGP NT3.25 DUE 06-15-2012 BEO	**	2,665
	JPMORGAN	JPMORGAN CHASE & CO FDIC GTD TLGP SR NT 3.125% DUE 12-01-2011 BEO	**	580
	PNC	PNC FDG CORP FDIC GTD TLGP SR NT FLTG RATE VAR RT DUE 06-22-2011	**	703
	SOVEREIGN	SOVEREIGN BK FDIC GTD TLGP SR NTS 2.75% DUE 01-17-2012	**	2,515
	WELLS FARGO	WELLS FARGO & CO FDIC GTD TLGP NT 3% DUE12-09-2011 BEO	**	1,858
	WESTIN	WESTN CORP FED CR 1.75% DUE 11-02-2012	**	1,543
		Total Corporate and Other Debt Instruments - Other ***		41,827

		Corporate Stock - Common
*	MOTOROLA, INC	MOTOROLA INC COM	**	249,766
		Total Corporate Stock - Common		249,766

		Value of Interest in Collective Trusts
*	THE NORTHERN TRUST COMPANY	COLTV SHORT TERM INVT FD	**	408,966
*	THE NORTHERN TRUST COMPANY	COLTV SHORT TERM INVT FD	**	24,231
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILY S&P MIDCAP 400 EQUITY INDEX FUND - LENDING	**	557,019
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LENDING	**	217,747
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING	**	1,545,171
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLLECTIVE DAILTY AGGREGATE BOND FUND LENDING TIER H	**	938,367
*	THE NORTHERN TRUST COMPANY	MFB NTGI-QM COLTV DAILY EAFE INDEX FD LENDING	**	732,174
		Total Value of Interest in Collective Trusts		4,423,675

		Other
	EXPORT DEV BANK OF CANADA	EXPORT DEV CANADA 4.5 DUE 10-25-2012	**	3,817
	ONTARIO PROV CANADA	ONTARIO PROV CDA BD DTD 02/07/2003 4.375% DUE 02-15-2013 BEO	**	530
	ONTARIO PROV CANADA	ONTARIO PROV CDA BD DTD 09/05/2008 3.125% DUE 09-08-2010 REG	**	509
	ONTARIO PROV CANADA	PROVINCE OF ONT DUE 05-22-2012 BEO	**	434
	DENMARK	DENMARK(KINGDOM) 2.75% SNR BDS 15/11/11 USD	**	1,743
	DENMARK	FIN FOR DANISH IND A/S EUR GTD SR ME TRANCHE # TR 6 1.75 DUE 12-06-2012 BEO	**	1,275

Motorola 401(k) Plan

Form 5500 Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

Name of Plan Sponsor: Motorola, Inc.

Employer Identification Number: 36-1115800

Three-Digit Plan Number: 001

	(b)	(c)
	Identity of Issuer,	Description of Investment Including,		(In 1000’s)
	Borrower, Lessor,	Maturity Date, rate of Interest,	(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Current Value
	DENMARK	FIN FOR DANISH IND TRANCHE # TR 2 2.45 DUE 08-17-2012 REG	**	1,409
	MEXICO	UTD MEXICAN STS MEDIUM TERM NTS TRANCHE # TR 00010 6.375 DUE 01-16-2013 REG	**	470
	AFRICAN DEV BANK	AFRICAN DEV BK 1% DUE 11-23-2011	**	815
	EUROPEAN INVT BANK	EUROPEAN INVT BK NT 5.25 DUE 06-15-2011 REG	**	1,853
	LEASEPLAN CORP	LEASEPLAN CORP N V NETH GOVT CR GTEE SCHEME NT 144A 3% DUE 05-07-2012 BEO	**	3,686
	GENERAL DATA TECH	GTD NT 144A 3.125% DUE 03-23-2012 REG	**	2,496
	SWEDBANK	SWEDBANK AB TRANCHE # TR 00011 2.9% DUE 01-14-2013	**	2,699
	DANSKE BANK	DANSKE BK A/S TRANCHE # TR 00001 2.5% DUE 05-10-2012 BEO	**	2,257
	ROYAL BANK OF SCOTLAND	ROYAL BK SCOTLAND PLC GTD MED TERM BKTRANCHE # TR 00003 2.625 DUE 05-11-12	**	2,627
*	THE NORTHERN TRUST COMPANY	SL- CORE USA SUB FD	**	29
		Total Other		26,649

		Securities Lening Collateral Pool
*	THE NORTHERN TRUST COMPANY	USA CORE COLLATERAL POOL	**	42,392
		Total Securities Lending Collateral Pool		42,392

		Participant Loans
*	PARTICIPANT LOANS	PARTICIPANT LOAN, VARYING MATURITIES WITH INTEREST RATES RANGING FROM 3.7% TO 11.5%	**	54,675
		Total Participant Loans		54,675

		Grand Total		5,029,851

*	Represents a party-in-interest to the Plan
**	Historical cost is disclosed only for nonparticipant-directed investments
***	Includes securities loaned

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Motorola 401(k) Plan Committee has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA 401(k) PLAN

Date: June 23, 2010	By:	/s/ Sheila A Forsberg
Sheila A. Forsberg
Senior Director, U.S. Benefits and
Motorola 401(k) Plan Committee, Plan
Administrator